[Letterhead of Eversheds Sutherland (US) LLP]

May 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Colombier Acquisition Corp.
Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-254492)

Ladies and Gentlemen:

On behalf of Colombier Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company on May relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-254492) that was filed with the SEC on May 7, 2021 (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions are included in Amendment No. 2 to the Registration Statement, which was filed with the SEC on May 20, 2021 (the “Amended Registration Statement”).

Warrants, page 110

1.	Comment: Please discuss the Applicable Law provisions in Section 9.3 of the Warrant Agreement, including how they apply to claims under the Securities Act or Exchange Act.

Response: The Company has revised the disclosure on page 112 of the Amended Registration Statement to reflect the Staff’s comment.

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Please do not hesitate to call me at (703) 472-4146 or Steven B. Boehm at (202) 383-0176 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Omeed Malik, Colombier Acquisition Corp. Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP

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